Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
1.	AMH New Finance, Inc., a Delaware corporation

2.	Associated Materials Finance, Inc., a Delaware corporation

3.	Gentek Holdings, LLC, a Delaware limited liability company

4.	Gentek Building Products, Inc., a Delaware corporation

5.	Associated Materials Canada Limited, an Ontario, Canada limited liability company

6.	Gentek Canada Holdings Limited, an Ontario, Canada limited liability company

7.	Gentek Building Products Limited Partnership, an Ontario, Canada limited partnership